Mail Stop 3030
                                                                June 1, 2018


     Via E-mail
     Leonard Perham
     Chief Executive Officer and President
     MoSys, Inc.
     2309 Bering Drive
     San Jose, CA 95131

            Re:    MoSys, Inc.
                   Registration Statement on Form S-1
                   Filed May 24, 2018
                   File No. 333-225193

     Dear Mr. Perham:

            This is to advise you that we have not reviewed and will not review your registration statement.

             Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please contact Caleb French at (202) 551-6947 with any questions.


                                                                Sincerely,

                                                                /s/ Caleb
French for

                                                                Amanda Ravitz
                                                                Assistant
Director
                                                                Office of
Electronics and Machinery

     cc:    Alan B. Kalin, Esq.
            Pillsbury Winthrop Shaw Pittman LLP